- **Operating revenue** Q2 2003
- **Operating result MN**
- **Unitor Ships Equipm** ... new orders

Q2 2004



Highlights

Focus on increased customer penetration and organizational efficiency resulted in improved performance across the board.
Q2 2004 represents a significant improvement in operating revenue which grew by 8,3% from Q2 2003. The growth is evenly distributed between the divisions. EBIT ended lower than last year with MNOK 31 (36), an improvement of MNOK 7 when adjusting for gain on sale of assets of MNOK 1 (13). Unitor is also reporting an order intake of MNOK 141 this quarter, and this will support the growth we expect for the Ships Equipment division. At the end of the quarter Unitor signed a new 5 year multi-currency revolving credit facility for USD 70/EUR 25 millions replacing the existing USD 110 million facility.

Financial performance

Q2 operating revenues ended at MNOK 561 (536). Adjusted for sale of assets (13) and revenue from discontinued activities (5), revenue increased by MNOK 43, a growth rate of 8,3%.
The operating result ended at MNOK 25 (11). The increase came from USS, whose operating result ended at MNOK 39 (25). Sales of assets are included in these results with MNOK 1 (13). USE delivered slightly lower results than last year MNOK 5 (7), however discontinued activity accounted for part of this shortfall. EBIT ended at MNOK 31 (36). This includes currency hedge gain of MNOK 6 (25). EBT was MNOK 21 (31). The increased finance costs include MNOK 2 in costs connected to the refinancing.

Total assets decreased to MNOK 1.601 (1.644). This is an increase of MNOK 99 since year end 2003. MNOK 49 of the increase is cash and other short-term receivable. The rest is mainly in inventory and accounts receivable. The net interest bearing debt was at the end of Q2 MNOK 377 (317). This is an increase of MNOK 140 from year end 2003. In addition to increase in working capital, Unitor has paid dividend in June 2004 of MNOK 98.
Q2 net change in cash from operations was MNOK 26 (25).

Unitor Ships Service

Revenue from Unitor's core ships service business continued to improve in the second quarter. USS revenue totaled MNOK 429 (404). Adjusted for currency effects USS can report an 8,8% growth rate compared to Q2 2003. The growth is across all geographic areas with Asia Pacific and South East Europe posting growth above 10%. Accumulated growth for the first half-year was 5.3% over same period 2003.
The main focus for USS has been to increase order size and deliver more to each vessel. By end of June USS has serviced 12.951 vessels, which is an increase of 252 from same period last year. In the same period the number of orders has been reduced but order size have increased. YTD average purchase per vessel is NOK 62.136, up 3% from 2003.

Chemical sales grew by 10.2%, to MNOK 140 (127). In the first half-year Unitor's marine chemical business grew by 8.1%, to MNOK 281 (260). Sales revenue from Refrigeration grew by 6.6%, to MNOK 64 (60). Accumulated growth for the first half-year was 8.7%. This was mainly due to a 19% increase in sales of refrigerant blends and a 28% increase in sales of equipment and spares. The Maintenance & Repair business grew by 6.3% in the second quarter, to MNOK 101 (95).
Accumulated growth for the first half-year was 5.7% up, to MNOK 203 (192). Contributing to this were increased sales of welding equipment, sealing components, surface cleaning and application equipment and gas fillings. Second quarter revenue from the Safety business unit was firm at MNOK 81 (80). Accumulated for the first half-year it was 5.3 down, to MNOK 160 (169). The most important gain was in FRS Service revenue, which grew by 11.8% in the first half-year. This was however not enough to offset lower sales of EEBD's.
The International Ship and Port Security (ISPS) code was put into effect on 1st July 2004. Unitor has revised parts of its port delivery and security system to fully align with the ISPS code and has in close co-operation with port authorities across the world established an ID system that will allow Unitor employees and sub-contractors full access to all ports we currently operate in. This will ensure customers continued delivery of products and services without undue delays. To further support our ability to service the Marine market we will in Q3 introduce a track and trace solution for all Unitor Cylinders. The solution will allow all customer to know which cylinder they have onboard each vessel and from where and when it was delivered.
Both Ships Service and Ships Equipment have established sourcing programs in the Far East. This has resulted in lower procurement costs and also motivated a number of non-Asian suppliers to lower their prices to be more competitive.

Unitor Ships Equipment

Q2 revenue ended at the same level as last year with MNOK 132 (132). Marine Systems posted revenue of MNOK 110 (103). The new building market remains strong, resulting in an order intake of MNOK 135 (137). Orders received from Asian customers - and from Chinese shipyards in particular - were above expectations.
The transfer of the logistics operation to our main USE offices in Szczecin and Shanghai, has been completed. Delays in deliveries due to a combination of transfer and significant increase in volume have been solved and the current organization is well positioned to absorb increased activity levels.
At the end of Q2 Marine System's order reserve was MNOK 359.

Revenue from Marine Contracting (MC) was MNOK 22 (24). The order intake was MNOK 6 (4). The order reserve ended at MNOK 201. The low order intake reflects the fluctuations within this business area.
The majority of the order reserve for both Marine Systems and Marine Contracting is scheduled for delivery within the next 18 months, which is the normal lead-time for this type of contract business

Shareholder Information

At the end of Q2, the 3 major shareholder controlled 88,86% of all outstanding shares. The company has recently acquired 282.810 shares. At the end of Q2 Unitor signed a new 5 year Multi-Currency facility securing financing of existing activities. This facility will replace the existing facility that would have been terminated in Q2 2005. The new facility will reduce Unitor net finance costs.

* Figures in brackets refer to Q2 2003

Key ratios

		2004 2 q	2003 2 q	2004 1 q	2003 4 q	2003 3 q
Operating revenues	MNOK	561	536	551	526	562
EBITDA	MNOK	51	56	37	42	32
EBIT	MNOK	31	36	17	21	12
EBT	MNOK	21	31	11	11	5
EPS	NOK	0.63	0.95	0.36	0.39	0.16
Cashflow from operations	NOK	26	25	(40)	76	19
Earnings per share fully diluted	NOK	0.63	0.95	0.36	0.39	0.16
Operating margin	%	4.5	2.1	2.0	2.9	2.2
EBITDA margin	%	9.2	10.4	6.7	7.9	5.7
EBT/Sales	%	3.8	5.8	2.0	2.1	0.9
Return on capital employed (ROCE)*	%	8.2	3.5	3.9	4.9	3.9
Return on equity (ROE)*	%	6.2	8.6	3.5	3.5	1.4
Average sale pr. order	NOK	9 568	8 510	9 305	9 132	9 207
Number of orders	Number	41 232	43 341	41 983	38 749	41 902
Number of employees	Number	1 349	1 185	1 351	1 330	1 181

* Annualised
Definition: EBITDA = (Ordinary operating result** + Ordinary depreciation + Net currency hedge)
** Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

Contact persons:
Jarle Roth, CEO phone +47 91 79 29 85
Knut Abrahamsen, CFO phone +47 92 40 10 38


Unitor Chem 63 (60) 7%
Misc. 30 (24) 3%
Maint. & Rep. 203 (192) 24%
Chem. 281 (260) 33%
Refrig. 124 (114) 14%
Safety 160 (169) 19%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE 1 h
Total MNOK 861 (MNOK 819)
()= 2003 figures


Marine Contr. 60 (47) 24%
Chem. 1 (1) 0%
Unitor Fi-Fi 0 (10) 0%
Misc. 3 - 1%
Safety 138 (154) 55%
Maint. & Rep. 19 (19) 8%
Refrig. 30 (21) 12%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT 1 h
Totalt MNOK 251 (MNOK 252)
()= 2003 figures


Misc. 19 (21) 4%
Unitor Chem 24 21) 6%
Chem. 140 (127) 32%
Maint. & Rep. 101 (95) 24%
Refrig. 64 (60) 15%
Safety 81 (80) 19%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE 2q
Total MNOK 429 (MNOK 404)
()= 2003 figures


Marine Contr. 22 (24) 17%
Chem. 0 (1) 0%
Misc. 1 - 1%
Unitor Fi-Fi 0 (5) 0%
Maint. & Rep. 11 (9) 8%
Refrig. 18 (9) 14%
Safety 80 (84) 60%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT 2q
Totalt MNOK 132 (MNOK 132)
()= 2003 figures

Profit and loss statement *MNOK*	2004 1 h	2003 1 h	2004 2 q	2003 2 q	2003
Operating revenues	1 112	1 071	561	536	2 159
Cost of goods sold	611	602	307	304	1 212
Wages and social benefits	239	211	114	99	426
Other operating costs	186	203	95	102	398
Ordinary depreciation	40	40	20	20	81
Restructuring cost and Write downs	0	20	0	0	24
Operating result	36	(5)	25	11	18
Net interest income/ (costs)	(9)	(5)	(6)	(3)	(11)
Net other financial gain/ (loss)	5	59	2	23	58
Net financial costs	(4)	54	(4)	20	47
Earnings before tax	32	49	21	31	65
Estimated taxes	13	20	9	13	25
Net profit	19	29	12	18	40

Revenues/ Result per Division	2004 1 h	2003 1 h	2004 2 q	2003 2 q	2003
Operating Revenue					
Division Ships Service	861	819	429	404	1 637
Division Ships Equipment	251	252	132	132	522
Operating Result*					
Division Ships Service	67	38	39	25	77
Division Ships Equipment	11	17	5	7	21
Division Head Office and others	(42)	(60)	(19)	(21)	(80)

** 2003 figures are restated due to new organisation structure*

Analysis of cashflow *MNOK*	2004 1 h	2003 1 h	2004 2 q	2003 2 q	2003
Net change in cash from operation	(14)	55	26	25	150
Net change in cash from investments	(35)	(2)	(18)	4	(23)
Net change in cash from financing	83	(19)	7	(5)	(131)
Net change in cash	34	34	15	24	(4)
Cash position 01.01	64	68	83	78	68
Cash position 30.06	98	102	98	102	64

Balance sheet *MNOK*	2004 1 h	2003 1 h	2003
Intangibles	215	229	226
Other long term assets	356	394	358
Inventories	448	449	420
Accounts receivable	430	426	395
Other short term receivables	54	44	39
Cash and bank deposits	98	102	64
Total assets	1 601	1 644	1 502
Total paid-in equity	595	599	599
Other equity	196	275	184
Total equity	791	874	783
Long term interest bearing liabilities	475	419	301
Other long term liabilities	10	8	11
Short term interest bearing liabilities	0	0	0
Other short term liabilities	325	343	407
Total liabilities	810	770	719
Total equity and liabilities	1 601	1 644	1 502

Equity	Paid-in equity	Other equity	Total Equity
Equity per 31.12.03	599	184	783
Net profit		19	19
Own Shares	(4)	(7)	(11)
Currency exchange differences		(0)	(0)
Equity per 30.06.04	595	196	791

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles. No changes in principles from Annual Report 2003.

UNITOR
UNITOR ASA
www.unitor.com
Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway
Tel: +47 22 13 14 15
Fax: +47 22 13 45 00